FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2003

Research In Motion Limited

(Translation of registrant’s name into English)

295 Philip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated September 15, 2003 ("BlackBerry Ranks #1 With Legal Industry")	4

Document 1

September 15, 2003

FOR IMMEDIATE RELEASE

BLACKBERRY RANKS #1 WITH LEGAL INDUSTRY

OVER 85% OF AMLAW 100 AND 70% OF AMLAW 200 USE BLACKBERRY TO STAY CONNECTED AND PRODUCTIVE

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today revealed that over 85% of AmLaw* 100 and 70% of AmLaw 200 law firms have selected BlackBerry® to help stay productive through secure, push-based, always-on, wireless connectivity. BlackBerry provides a complete wireless solution for managing email, phone, corporate data, SMS (Short Message Service), web browser and organizer applications. Many firms have also gone beyond the built-in wireless data applications by working with RIM’s software development community to wirelessly enable additional applications such as time and billing management, CRM (Customer Relationship Management), case management, document management and research tools.

BlackBerry has proven to be popular with both users and IT departments. According to a recent survey (conducted by LawNet, Inc.) of IT professionals in law firms with more than 200 attorneys, BlackBerry is the “most popular technology purchased over the last three years” and (for the third year in a row) BlackBerry was also chosen as “the coolest new technology that lawyers would actually use.”

“BlackBerry is a real business productivity tool. Once people start to use it, they soon find they can’t live without BlackBerry. Partners saw the handhelds and immediately recognized that it would make their working lives easier,” said Dave Turley, Global Manager of Back Office Systems and Electronic Messaging at Clifford Chance LLP. “Our use of BlackBerry is one of the rare instances when the introduction of technology has been driven by users. It is also the first time that the company itself has been willing to purchase wireless technology for staff, due to the obvious business benefits that BlackBerry delivers.”

“Our experience with BlackBerry has been very positive. The productivity enhancements that we’ve gained for the attorneys and the senior professionals here have been significant. We definitely achieved those very early on in the process of getting the people the mobility, the connectivity and the accessibility that they need to continue to deliver an enhanced level of client service. The return on investment has skyrocketed,” said David Gregson, Director of Information Systems, Mintz Levin.

“My BlackBerry handheld has provided me with the technology to keep in touch with the office and our clients whether or not I am in the office,” says David A. Rogers, Partner, Bricker & Eckler. “It helps me stay connected and productive, truly offering a great benefit for my clients, the firm and me – personally.”

“The BlackBerry wireless solution has been widely deployed in law firms because of its ability to deliver a compelling return on investment and a strong competitive edge through enhanced client service, increased productivity, improved collaboration and direct cost savings,” said Mark Guibert, Vice President of Corporate Marketing at Research In Motion. “BlackBerry is available with a broad choice of handhelds and services that can meet the needs of large law firms as well as smaller boutique firms or individual lawyers.”

- more -

BlackBerry is the industry-leading wireless solution that keeps mobile professionals connected to their important information and communications while on the go. It is an award-winning solution that can provide users with integrated wireless access to a range of business applications, including email, phone, corporate data, web, SMS and organizer applications. BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable push-based, secure access to wireless email and other corporate data. BlackBerry Web Client, an Internet-based email interface, allows users to access multiple existing corporate and/or personal email accounts from a single BlackBerry handheld.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net

* The Am Law 100 and Am Law 200 are the definitive rankings of America’s largest law firms compiled by American Lawyer Media, Inc.

Forward-looking statements in this news release are made pursuant to the “safe harbor”provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	September 15, 2003	By:	/s/ Angelo Loberto

(Signature)
Angelo Loberto
Vice President, Finance